

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

<u>Via E-mail</u>
Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Daily Net Asset Value Trust, Inc.
405 Park Avenue
New York, New York 10022

> **Re:**   **American Realty Capital Daily Net Asset Value Trust, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-11**
>   **Filed August 4, 2011**
>   **File No. 333-169821**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note comments nos. 1 and 2 of our letter dated June 21, 2011. Please tell us how you complied with these comments.

2. We note your revisions to your filing regarding the characterization of the price per retail share of $9.00 without clarification that aggregate consideration will be $9.90. Please revise your filing to clarify that aggregate consideration for retail shares will be $9.90. Your revisions should be of, but not limited to, the following disclosures: (1) the table under the section for Texas Investors, (2) the disclosure underneath and footnotes underneath your use of proceeds table in the Prospectus Summary and the Estimated Use of Proceeds.

3.   We note revisions to your filing in the table under the section for Texas Investors. It does not appear that all the amounts in the maximum offering column are consistent with the disclosures in your filing. Please revise.

Valuation Policies, page 131

4.   Based on your revised disclosure, it appears that Duff & Phelps, LLC, will be calculating the values of your properties as well as your real estate related liabilities and these values will be disclosed in the prospectus. As such, please revise the consent provided by Duff & Phelps to cover the numbers representing such valuations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake K. Ayoola, Attorney-Advisor, at (202) 551-3673 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Peter M. Fass, Esq.
    Proskauer Rose LLP
    Via facsimile (212) 969-2900